Filed by CSLM Acquisition Corp.

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,

under the Securities Exchange Act of 1934, as amended

Subject Company: CSLM Acquisition Corp.

Commission File No.: 001-41219

Date: March 22, 2024

On March 20, 2024, Consilium Investment Management LLC, an affiliate of the sponsor of CSLM Acquisition Corp. (the “Company”), Consilium Acquisition Sponsor I LLC, shared the following posts on LinkedIn: